UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.    )1

Neuberger Berman Income Opportunity Fund Inc.
(Name of Issuer)

Common Stock, $0.0001 Par Value
(Title of Class of Securities)

64126L108
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 19, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,797
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,228,797
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON ARTHUR D. LIPSON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,228,797
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,228,797
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,228,797
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.9%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT HEDGED PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 518,600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 518,600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 518,600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT ACTIVISM PARTNERS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 192,343
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 192,343
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 192,343
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 516,654
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 516,654
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 516,654
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON MATTHEW S. CROUSE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON WILLIAM J. ROBERTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON GARY G. SCHLARBAUM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

1	NAME OF REPORTING PERSON ROBERT A. WOOD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -**
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -**
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON - 0 -**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) - 0 -**
14	TYPE OF REPORTING PERSON IN

**See Item 5.

CUSIP NO. 64126L108

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to shares of the Common Stock, par value $0.0001 per share (the “Shares”), of Neuberger Berman Income Opportunity Fund Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is c/o Neuberger Berman Management LLC, 605 Third Avenue, 2nd Floor, New York, New York 10158-0180.

Item 2.	Identity and Background.

(a)           This statement is filed by Western Investment LLC, a Delaware limited liability company (“WILLC”), Western Investment Hedged Partners L.P., a Delaware limited partnership (“WIHP”), Western Investment Activism Partners LLC, a Delaware limited liability company (“WIAP”), Western Investment Total Return Partners L.P., a Delaware limited partnership (“WITRP”), Arthur D. Lipson (“Mr. Lipson,” and together with WILLC, WIHP, WIAP and WITRP, the “Western Entities”), Matthew S. Crouse (“Mr. Crouse”), William J. Roberts (“Mr. Roberts”), Gary G. Schlarbaum (“Mr. Schlarbaum”) and Robert A. Wood (“Professor Wood”).  Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

WILLC has sole voting and investment power over WIHP’s, WIAP’s and WITRP’s security holdings and Mr. Lipson, in his role as the managing member of WILLC, controls WILLC’s voting and investment decisions.

Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The principal business address of each of WILLC, WIHP, WIAP, WITRP, Mr. Lipson and Mr. Crouse is 7050 S. Union Park Center, Suite 590, Midvale, Utah 84047.

The principal business address of Mr. Roberts is c/o Beldon Fund, 99 Madison Avenue, 8th Floor, New York, New York 10016.

The principal business address of Mr. Schlarbaum is One West First Avenue, Suite 100, Conshohocken, Pennsylvania 19428.

The principal business address of Professor Wood is c/o Fogelman College of Business & Economics, The University of Memphis, Memphis, Tennessee 38152.

(c)           The principal business of WILLC is acting as the managing member of WIAP and the general partner of each of WIHP and WITRP.  The principal occupation of Mr. Lipson is acting as managing member of WILLC.  The principal business of each of WIHP, WIAP and WITRP is acquiring, holding and disposing of investments in various companies.  The principal occupation of Mr. Crouse is serving as portfolio manager at WILLC.

The principal occupation of Mr. Roberts is serving as the President and Executive Director of the Beldon Fund, a non-profit organization.

The principal occupation of Mr. Schlarbaum is serving as a portfolio manager at Global Capital Management, a registered investment advisor.

CUSIP NO. 64126L108

The principal occupation of Professor Wood is serving as Professor of Finance at the University of Memphis.

(d)           No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Lipson, Mr. Crouse, Mr. Roberts, Mr. Schlarbaum and Professor Wood are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 1,228,797 Shares beneficially owned by WILLC is approximately $5,727,210.  The Shares beneficially owned by WILLC consist of 1,200 Shares that were acquired with WILLC’s working capital, 518,600 Shares that were acquired with WIHP’s working capital, 192,343 Shares that were acquired with WIAP’s working capital and 516,654 Shares that were acquired with WITRP’s working capital.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were significantly undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

WILLC is seeking representation on the Issuer’s Board of Directors (the “Board”).  WILLC delivered a letter dated December 12, 2008 to the Corporate Secretary of the Issuer nominating Messrs. Lipson, Crouse, Roberts and Schlarbaum and Professor Wood, as set forth therein, for election to the Board at the Issuer’s 2009 annual meeting of stockholders (the “2009 Annual Meeting”).

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth in this Schedule 13D or such as would occur upon completion of any of the actions discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management, the Board of the Issuer and other stockholders of the Issuer concerning the business, operations and future plans of the Issuer.  The Reporting Persons are concerned by the persistent discount to net asset value at which the Shares have been trading and believe that the Issuer should take appropriate action to cause the discount to net asset value to be eliminated or reduced.  Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels and/or discount to net asset value of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, seeking additional Board representation, commencing a tender offer, making shareholder proposals concerning, among other things, changes to the capitalization, ownership structure or operations of the Issuer or replacement of the Issuer’s investment manager with an investment manager that is concerned with the discount to net asset value at which the Shares have been trading and that will take action to eliminate or reduce such discount, purchasing additional Shares, opposing any transaction resulting in a change of control of the Issuer’s investment manager unless the persistent and excessive discount to net asset value at which the Issuer continues to trade is addressed, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

CUSIP NO. 64126L108

Item 5.	Interest in Securities of the Issuer.

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,734,383 Shares outstanding, which is the total number of Shares outstanding as of October 31, 2008, as reported in the Issuer’s Certified Shareholder Report of Registered Investment Companies on Form N-CSR, filed with the Securities and Exchange Commission on January 5, 2009.

As of the close of business on February 27, 2009, WIHP, WIAP and WITRP beneficially owned 518,600, 192,343 and 516,654 Shares, respectively, representing approximately 2.9%, 1.1% and 2.9%, respectively, of the Shares outstanding.  As the managing member of WIAP and the general partner of each of WIHP and WITRP, WILLC may be deemed to beneficially own the 1,227,597 Shares owned in the aggregate by WIHP, WIAP and WITRP, constituting approximately 6.9% of the Shares outstanding, in addition to the 1,200 Shares it holds directly.  As the managing member of WILLC, Mr. Lipson may be deemed to beneficially own the 1,228,797 Shares beneficially owned by WILLC, constituting approximately 6.9% of the Shares outstanding.

Mr. Crouse does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Crouse is deemed to beneficially own the 1,228,797 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Crouse disclaims beneficial ownership of such Shares.

Mr. Roberts does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Roberts is deemed to beneficially own the 1,228,797 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Roberts disclaims beneficial ownership of such Shares.

Mr. Schlarbaum does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Mr. Schlarbaum is deemed to beneficially own the 1,228,797 Shares beneficially owned in the aggregate by the other Reporting Persons.  Mr. Schlarbaum disclaims beneficial ownership of such Shares.

Professor Wood does not directly own any Shares.  As a member of a “group” for the purposes of Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, as amended, Professor Wood is deemed to beneficially own the 1,228,797 Shares beneficially owned in the aggregate by the other Reporting Persons.  Professor Wood disclaims beneficial ownership of such Shares.

(b)           Each of WILLC and Mr. Lipson is deemed to have sole voting and dispositive power over the Shares reported as beneficially owned by the Western Entities by virtue of their respective positions as described in Item 2.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer during the past sixty days by the Reporting Persons.

(d)           No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

CUSIP NO. 64126L108

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On March 2, 2009, WILLC, WIHP, WIAP, WITRP, Mr. Lipson, Mr. Crouse, Mr. Roberts, Mr. Schlarbaum and Professor Wood entered into a Joint Filing and Solicitation Agreement  (the “Joint Filing and Solicitation Agreement”) in which, among other things, (a) the parties agreed to the joint filing and solicitation on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws and (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by WILLC to the Issuer’s Board at the 2009 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing.  The Joint Filing and Solicitation Agreement is attached as exhibit 99.1 hereto and is incorporated herein by reference.

The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the value of the Shares, which transactions may be significant in amount. The profit, loss and/or return on such additional contracts may be wholly or partially dependent on the market value of the Shares, the relative value of such shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which such shares may be included, or a combination of any of the foregoing.  The Reporting Persons may also, from time to time, enter into stock loan agreements with one or more counterparties in the ordinary course of business pursuant to which the Reporting Persons may lend their Shares subject to recall at their discretion.

Other than as otherwise described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

99.1
Joint Filing and Solicitation Agreement by and among Western Investment LLC, Western Investment Hedged Partners L.P., Western Investment Activism Partners LLC, Western Investment Total Return Partners L.P., Arthur D. Lipson, Matthew S. Crouse, William J. Roberts, Gary G. Schlarbaum and Robert A. Wood, dated March 2, 2009.

99.2	Powers of Attorney.

CUSIP NO. 64126L108

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2009	WESTERN INVESTMENT LLC

	By:	/s/ Arthur D. Lipson
		Name:	Arthur D. Lipson
		Title:	Managing Member

WESTERN INVESTMENT HEDGED PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT ACTIVISM PARTNERS LLC

By:	Western Investment LLC
Managing Member

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.

By:	Western Investment LLC
General Partner

By:	/s/ Arthur D. Lipson
	Name:	Arthur D. Lipson
	Title:	Managing Member

/s/ Arthur D. Lipson
ARTHUR D. LIPSON

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Matthew S. Crouse

CUSIP NO. 64126L108

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for William J. Roberts

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Gary G. Schlarbaum

/s/ Arthur D. Lipson
ARTHUR D. LIPSON As Attorney-In-Fact for Robert A. Wood

CUSIP NO. 64126L108

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Date of Purchase	Shares of Common Stock Purchased	Price Per Share ($)

WESTERN INVESTMENT HEDGED PARTNERS L.P.
01/15/09	4,100	3.2752
01/29/09	2,300	3.5947
01/30/09	7,600	3.5055
02/04/09	6,000	3.5944
02/05/09	6,500	3.5134
02/10/09	300	3.6692
02/11/09	3,283	3.5896
02/13/09	2,700	3.5057
02/17/09	28,000	3.2790
02/18/09	17,800	3.2617
02/19/09	71,600	3.2338
02/20/09	33,700	3.1211
02/23/09	20,500	3.1634
02/23/09	12,100	3.1216
02/24/09	20,300	3.2060
02/24/09	1,500	3.2945
02/24/09	100	3.0085
02/25/09	4,200	3.1858
02/25/09	500	3.1735
02/25/09	675	3.2214
02/26/09	19,200	3.2282
02/27/09	3,665	3.1326

WESTERN INVESTMENT LLC
None

WESTERN INVESTMENT ACTIVISM PARTNERS LLC
12/23/08	6,700	3.0466

CUSIP NO. 64126L108

WESTERN INVESTMENT TOTAL RETURN PARTNERS L.P.
01/29/09	2,300	3.5947
01/30/09	7,671	3.5055
02/04/09	5,900	3.5944
02/05/09	6,466	3.5134
02/11/09	3,200	3.5897
02/13/09	2,600	3.5057
02/17/09	27,980	3.2790
02/18/09	17,628	3.2617
02/19/09	71,535	3.2338
02/20/09	33,700	3.1211
02/23/09	20,368	3.1634
02/23/09	12,000	3.1216
02/24/09	20,288	3.2060
02/24/09	1,500	3.2945
02/25/09	4,200	3.1858
02/25/09	500	3.1735
02/25/09	600	3.2223
02/26/09	19,200	3.2282
02/26/09	9,900	3.2295
02/26/09	20,200	3.2155
02/27/09	3,633	3.1326
02/27/09	9,000	3.1218

ARTHUR D. LIPSON
None

MATTHEW S. CROUSE
None

WILLIAM J. ROBERTS
None

GARY G. SCHLARBAUM
None

ROBERT A. WOOD
None